Exhibit 99.11

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Eidos plc

2. Name of shareholder having a major interest

Schroder Investment Management Limited, including its subsidiary and affiliated companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Schroder Unit Trusts Limited	7,952,941
Schroder Investment Management North America Inc	4,100,000
Schroder Nominees Ltd	1,011,645
British Coal Staff Superanuation a/c: P	5,217,564
Banque Internationale a Luxumborg	85,000
Chase Nominees Limited	964,738
Chase Manhattan Bank	2,343,730
Mineworkers Pension Scheme a/c: R	5,317,563
Unibank Torvegade	25,000
Imperial Pensions Nominees Limited	1,000,000
State Street Nominees Ltd	7,180
28,025,361

5. Number of shares / amount of stock acquired

1,835,910

6. Percentage of issued class acquired

1.31%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class disposed

n/a

9. Class of security

Ordinary shares of 2 pence each

10. Date of transaction

Not known

11. Date company informed

23 December 2003

12. Total holding following this notification

28,025,361

13. Total percentage holding of issued class following this notification

19.979%

14. Any additional information

Notification received pursuant to S.198 and S.199 (2)(b) – CA ‘85

15. Name of contact and telephone number for queries

Michael Arnaouti	020 8636 3000

16. Name and signature of authorised company official responsible for making this notification

Jonathan Ball

Date of notification

23 December 2003

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